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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934
                              For February 8, 2002

                              IONA Technologies PLC
             (Exact name of registrant as specified in its charter)

              Ireland                                  98-0151465
  (State or other jurisdiction of          (I.R.S. employer identification no.)
   incorporation or organization)

         The IONA Building                                None
   Shelbourne Road, Ballsbridge                        (Zip code)
        Dublin 4, Ireland
(Address of principal executive offices)

                              (011) 353-1-662-5255
              (Registrant's telephone number, including area code)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F   x             Form 40-F
                            -----                    -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes   x                        No
                            -----                    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29154

The financial data and notes thereto of IONA Technologies PLC ("IONA") and the financial statements and notes thereto of Netfish Technologies, Inc. and Object-Oriented Concepts, Inc. contained herein are incorporated by reference in IONA's Registration Statements on Form F-3 (Nos. 333-12362 and 333-81212) and on Form S-8 (Nos. 333-6850, 333-11384, 333-12326, 333-13224, 333-13330 and
333-13494).

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1.  Financial Information Related to Certain Acquisitions by IONA
    Technologies PLC
                                                                        Page

    Unaudited pro forma condensed consolidated financial data of
    IONA Technologies PLC for the year ended December 31, 2001...........3






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            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA
                      (In thousands, except per share data)

      The following unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2001 include the historical operations of IONA, Netfish Technologies, Inc. ("Netfish"), and Object-Oriented Concepts, Inc. ("OOC") and their respective subsidiaries for the year ended December 31, 2001 and for the periods ended May 7, 2001 and February 7, 2001, respectively. The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2001 gives effect to the acquisition of Netfish and OOC as if each had occurred on January 1, 2001.

      The pro forma condensed consolidated statement of operations is derived from the audited consolidated statement of operations of IONA for the year ended December 31, 2001, the unaudited consolidated statement of operations of OOC for the period ended February 7, 2001 and the unaudited consolidated statement of operations of Netfish for the period ended May 7, 2001, after giving effect to the pro forma adjustments described in Note 2.

      The unaudited pro forma condensed consolidated statement of operations is not necessarily indicative of the results of IONA as they may be in the future or as they might have been had the acquisitions occurred on January 1, 2001.

                                                                            Netfish                 OOC
                                                                           Pro Forma   Netfish   Pro Forma   OOC       Pro Forma
                                        IONA         Netfish       OOC    Adjustments  Note     Adjustments  Note    Consolidated
                                        ----         -------       ---    -----------  ----     -----------  ----    ------------
Statement of Operations:
Revenue:

   Product revenue                    $ 118,178     $   1,798     $ 105           -                  -                $ 120,081
   Service revenue                       62,526         1,832        32           -                  -                   64,390
                                      ---------     ---------     -----    --------              -----                ---------
     Total revenue                      180,704         3,630       137           -                  -                  184,471
                                      ---------     ---------     -----    --------              -----                ---------
   Cost of product revenue                3,190            65         2           -                  -                    3,257
   Cost of service revenue               34,926         2,203        11         273   2(c)           -                   37,413
                                      ---------     ---------     -----    --------              -----                ---------
     Total cost of revenue               38,116         2,268        13         273                  -                   40,670
                                      ---------     ---------     -----    --------              -----                ---------
     Gross profit (loss)                142,588         1,362       124        (273)                 -                  143,801
Operating expenses:
   In-process research and
     development                          3,600             -         -           -                  -                    3,600
   Research and development              40,260        10,000       102         700   2(c)           -                   51,062
   Sales and marketing                   88,419         8,638        25         190   2(c)           -                   97,272
   General and administrative            15,318         7,807        47          22   2(c)           -                   23,194
   Amortization of goodwill and
     purchased intangible assets         75,554             -         -      24,200   2(b)         839      2(a)        100,593
   Restructuring                          5,705             -         -           -                  -                    5,705
                                      ---------     ---------     -----    --------              -----                ---------
     Total operating expenses           228,856        26,445       174      25,112                839                  281,426
                                      ---------     ---------     -----    --------              -----                ---------
Loss from operations                    (86,268)      (25,083)      (50)    (25,385)              (839)                (137,625)
Interest income, net                      2,504             -         2           -                  -                    2,506
Net exchange loss                          (468)            -         -           -                  -                     (468)
Gain on sale of investments and
     other income (expenses)                164          (836)       15           -                  -                     (657)
                                      ---------     ---------     -----    --------              -----                ---------
Loss before provision for
     (benefit of) income taxes          (84,068)      (25,919)      (33)    (25,385)              (839)                (136,244)
Provision for (benefit of) income
     taxes                                 (568)            -       128           -   2(d)           -      2(d)           (440)
                                      ---------     ---------     -----    --------              -----                ---------
Net loss available to
    Ordinary Shareholders             $ (83,500)    $ (25,919)    $(161)   $(25,385)             $(839)               $(135,804)
                                      =========     =========     =====    ========              =====                =========
Basic net loss per Ordinary
   Share and per ADS                     $(3.27)                                                                         $(5.31)
                                      =========                                                                       =========
Shares used in computing basic
   net loss per Ordinary Share
   and per ADS (in thousands)            25,556                                                                          25,556
                                      =========                                                                       =========
Diluted net loss per Ordinary
   Share and per ADS                     $(3.27)                                                                         $(5.31)
                                      =========                                                                       =========
Shares used in computing diluted
   net loss per Ordinary Share
   and per ADS (in thousands)            25,556                                                                          25,556
                                      =========                                                                       =========




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NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

(1)   Basis of Presentation

      On February 8, 2001, a wholly owned subsidiary of IONA merged with and into Object-Oriented Concepts, Inc., a Delaware corporation, pursuant to which OOC became a wholly-owned subsidiary of IONA resulting in the issuance of 908,584 newly-issued IONA Ordinary Shares and replacement options. Of the 730,453 newly issued Ordinary Shares, 262,129 were subject to return to IONA as a purchase price adjustment upon the failure to achieve certain performance targets. The aggregate purchase price plus related expenses have been allocated to the acquired assets and liabilities at their estimated fair values at the date of acquisition based primarily on an independent valuation.

      On May 8, 2001, a wholly-owned subsidiary of IONA merged with and into Netfish, for a total consideration of 5,036,318 newly-issued IONA Ordinary Shares and replacement options, and $30.9 million of closing costs incurred in connection with the merger. Of the 4,221,216 newly-issued Ordinary Shares, 504,598 will be held back by IONA as a source of indemnification payments that may become due to IONA. These Ordinary Shares will be issued and distributed to the former holders of the outstanding Netfish shares over a two-year period from the date of merger, after adjusting for any indemnification payments made. The aggregate purchase price plus related expenses have been allocated to the acquired assets and liabilities at their estimated fair values at the date of acquisition based primarily on an independent valuation.

      The pro forma condensed consolidated statement of operations gives effect to the purchases of OOC and Netfish by IONA assuming both had occurred on January 1, 2001.

(2)   Pro Forma Adjustments

      The pro forma consolidated statement of operations give effect to the following pro forma adjustments:

OOC

      The total purchase price for OOC consisted of 730,453 newly-issued IONA Ordinary Shares at a fair market value of $53.51, the fair value of 178,131 replacement options and $3.0 million in cash. The aggregate purchase price plus related direct acquisition costs of $40.3 million, net of tangible assets acquired of $0.7 million, has been allocated to the acquired assets and liabilities as follows:

                                                   (U.S. dollars in thousands)

      Goodwill......................................      $30,488
      Completed technology..........................        9,250
      Assembled workforce...........................          520
                                                          -------
                                                          $40,258
                                                          =======

      Both other non-current assets and goodwill recorded in connection with the OOC acquisition are being amortized on a straight-line basis over their useful economic lives of four years. The fair value of OOC's tangible assets at acquisition date was approximately $1.4 million and its liabilities assumed totaled approximately $0.7 million.

      Certain of the performance targets applicable to the 262,129 newly issued Ordinary Shares subject to return were achieved in August 2001. Accordingly, IONA allocated $2.8 million of additional purchase price to goodwill, representing the fair market value of 174,735 Ordinary Shares no longer subject to return, at the time these performance targets were achieved.

      The adjustment to amortization of goodwill and purchased intangible assets represents the additional amortization expense that would have been recorded had the acquisition occurred on January 1, 2001.

NETFISH

      The total purchase price for Netfish consisted of 4,221,216 newly-issued IONA Ordinary Shares at a fair market value of $55.00 per share, the fair value of 815,102 replacement options of IONA shares, and $30.9 million in cash to pay Netfish's related disposal expenses. The aggregate purchase price plus related direct acquisition costs and net liabilities assumed, less the amount allocated to unearned compensation expense, totaling $294.0 million has been allocated to the acquired assets and liabilities as follows:

                                                    (U.S. dollars in thousands)
      Goodwill......................................       $265,701
      In-process research and development...........          3,600
      Completed technology..........................         17,800
      Assembled workforce...........................          6,900
                                                           --------
                                                           $294,001
                                                           ========

      IONA expensed $3.6 million in respect of acquired in-process research and development, based upon an independent valuation of the current fair value of specifically identified Netfish research and development projects for which technological feasibility had not been established and for which alternative future uses did not exist. In estimating such current fair value, the estimated future after-tax cash flows attributable to the identified projects were considered, and were then discounted to present value utilizing discount rates commensurate with the risks of reaching technological feasibility, completing the in-process projects, and achieving estimated cash flows (the discount rate averaged 25%).


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      Both other non-current assets and goodwill recorded in connection with the
      Netfish acquisition are being amortized on a straight-line basis over their useful economic lives of four years. The fair value of Netfish's tangible assets at acquisition date was approximately $4.8 million and its liabilities assumed totaled approximately $15.4 million.

      The adjustment to amortization of goodwill and purchased intangible assets represents the additional amortization expense that would have been recorded had the acquisition occurred on January 1, 2001.

(c) Total unearned compensation cost for outstanding unvested options held by Netfish employees and exchanged for unvested options granted by IONA has been calculated as the portion of the intrinsic value that the future vesting period bears to the total vesting period, using the intrinsic value at May 8, 2001, the consummation date, and allocated to the appropriate expense classification. The amount of unearned compensation cost has been deducted from the fair value of the total purchase price. The unearned compensation cost, resulting from the exchange of IONA unvested options for the outstanding unvested options held by Netfish employees, is being amortized over the remaining vesting period.

OOC AND NETFISH

(d) No pro forma adjustment for the provision for income taxes is required as the provision represents tax liabilities due to certain taxing jurisdictions where income is generated.


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized,

                                              IONA Technologies PLC

Date: February 8, 2002                        By:  /s/ Barry S. Morris
                                                   -----------------------------
                                                   Chief Executive Officer
                                                     and Director

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